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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.  Name and Address of Reporting Person

    Talton R. Embry
    c/o Magten Asset Management Corp.
    35 E. 21st St.
    New York, New York

2.  Issuer Name and Ticker or Trading Symbol

    First Union Real Estate Equity and Mortgage
    FUR

3.  IRS Number of Reporting Person (Voluntary)

4.  Statement for Month/Year

    5/99

5.  If Amendment, Date of Original (Month/Year)

    6/10/99

6. Relationship of Reporting Person(s)to Issuer (Check all applicable)

    ( ) Director  (X) 10% Owner* (  ) Officer (give title below)
    ( ) Other (specify below)


7.  Individual or Joint/Group Filing (check Applicable Line)

      X    Form filed by One Reporting Person
           Form filed by More than One Reporting Person



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
                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________
                                                                                        290,780       D
                                                                                         45,500**     I            By Wife
                                                                                         65,100**     I            By Son
                                                                                         43,400**     I            By Daughter
   Common Stock             N/A          J****           75,695**  N/A  N/A             570,455**     I            By Trust
   Common Stock             N/A          J****           29,688**  N/A  N/A             245,848**     I            By Trust
   Common Stock             N/A          J****           21,709**  N/A  N/A             188,309**     I            By Trust
   Common Stock             N/A          J****           26,208**  N/A  N/A             235,508**     I            By Trust
   Common Stock             N/A          J****            4,461**  N/A  N/A               4,461**     I            By Corporation
   Common Stock             N/A          J****           13,402**  N/A  N/A              13,402**     I            By Partnership


                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
Rights                 $4.00        5/12/99     C***        83,080             4/21/99   5/12/99   Common     83,080
Rights                 $4.00        5/12/99     C***        13,000**           4/21/99   5/12/99   Common     13,000**
Rights                 $4.00        5/12/99     C***        18,600**           4/21/99   5/12/99   Common     18,600**
Rights                 $4.00        5/12/99     C***        12,400**           4/21/99   5/12/99   Common     12,400**
Rights                 $4.00        5/12/99     C***       141,360**           4/21/99   5/12/99   Common    141,360**



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Rights                 $4.00        5/12/99     C***        61,760**           4/21/99   5/12/99   Common     61,760**
Rights                 $4.00        5/12/99     C***        47,600**           4/21/99   5/12/99   Common     47,600**
Rights                 $4.00        5/12/99     C***        59,800**           4/21/99   5/12/99   Common     59,800**


|  8. Price of          | 9. Number of      | 10. Ownership     | 11. Nature of   |
|     Derivative        |    derivative     |     Form of       |     Indirect    |
|     Security          |    Securities     |     Derivative    |     Beneficial  |
|     (Instr. 5)        |    Benefi-        |     Security      |     Ownership   |
|                       |    cially         |     Direct (D)    |     (Instr. 4)  |
|                       |    Owned at       |     or Indirect   |                 |
|                       |    End of         |     (I) (Instr.   |                 |
|                       |    Month          |     4)            |                 |
|                       |    (Instr. 4)     |                   |                 |
|_______________________|___________________|___________________|_________________|
      N/A                          0                  N/A               N/A
      N/A                          0                  N/A               N/A
      N/A                          0                  N/A               N/A
      N/A                          0                  N/A               N/A
      N/A                          0                  N/A               N/A
      N/A                          0                  N/A               N/A
      N/A                          0                  N/A               N/A
      N/A                          0                  N/A               N/A

Explanation of Responses:

* The Reporting Person may be deemed to be a member of a group holding equity securities of the Issuer. The filing of this report shall not be deemed to be an admission that the Reporting Person is a member of such a group.

** The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.

***   Exercise of pro-rata rights.  On April 21, 1999, First
      Union had issued one right for every 2.5 shares outstanding.

**** The Reporting Person may be deemed to have a pecuniary interest in these shares, which were not previously reported.

Signature of Reporting Person:

 /s/ Talton R. Embry
__________________________

Date: September 14, 1999

***** Intentional misstatements or omissions of facts constitute
      Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
      78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.


















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